Exhibit 23.7

October 23, 2006

Petróleos Mexicanos

Avenida Marina Nacional No. 329

Torre Ejecutiva, Piso 41

Colonia Huasteca

México, D.F. 11311

México

Gentlemen:

We hereby consent to the reference to DeGolyer and MacNaughton as set forth in this Prospectus, under the heading “Experts”, which is part of the Pre-Effective Amendment No. 1 to the Registration Statement on Form F-4, filed by Petróleos Mexicanos. We reviewed estimates, as of January 1, 2005, of the proved crude oil, condensate, and natural gas reserves and the oil equivalent of 51 fields with interests owned by the United Mexican States (“Mexico”). These estimates were prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(13) of Regulation S-X of the United States Securities and Exchange Commission. The fields are located offshore from Mexico in the Southwest Marine Region, and are those referenced in our audit letter dated September 10, 2005.

Very truly yours,

/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON